UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13E-3

                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934


                                 AMENDMENT NO. 1


                            SUNSHINE PCS CORPORATION
                                (Name of Issuer)


                            Sunshine PCS Corporation
                      David S. Ahl, Chief Executive Officer
                      Robert E. Dolan, Assistant Secretary
                     -------------------------------------
                       (Names of Persons Filing Statement)


                Class A Common Stock, par value $0.0001 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    86783P106
                                    ---------
                      (CUSIP Number of Class of Securities)

                            Sunshine PCS Corporation
                      David S. Ahl, Chief Executive Officer
                                65 Highland Road
                               RYE, NEW YORK 10580
                                 (701) 924-1000
--------------------------------------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                 With a copy to:

                              David C. Grorud, Esq.
                            Fredrikson & Byron, P.A.
                       200 South Sixth Street, Suite 4000
                              Minneapolis, MN 55402
                                 (612)-492-7032

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c. |_| A tender offer.
d. |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing fee is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         Transaction
         Valuation*                                    Amount of Filing Fee**
--------------------------------------------------------------------------------
           $30,000                                             $1.67
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 600,000 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $0.05 per share.
**   The filing fee equals $30,000 x 0.0000558 as determined by Rule 0-11(b)(1).

|X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $1.67
Form or Registration No.: Schedule 13E-3
Filing Party: Sunshine PCS Corporation
Date Filed: May 14, 2009

                                  INTRODUCTION


     This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), by Sunshine PCS Corporation ("Sunshine" or the "Company"), a Delaware corporation and David S. Ahl on May 14, 2009.

     The Company proposes to hold a special meeting of its stockholders to consider an amendment to the Company's Certificate of Incorporation to (1) effect a 1-for-1,000 reverse stock split of Sunshine's Class A Common Stock ("Common Stock") (the "Reverse Stock Split") and (2) include a standing option for the Company to repurchase any shares of Common Stock proposed to be transferred by a remaining stockholder if after the Reverse Stock Split the number of holders of record of Sunshine's Common Stock would equal or exceed 300.

     The primary effect of the Reverse Stock Split will be to reduce the Company's total number of record holders by fully cashing out any stockholders with less than 1,000 shares. This will allow the Company to suspend its reporting obligations of its common stock under Section 15(d) of the Exchange Act.

     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by the Company with the SEC pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder with the filing of a preliminary proxy statement ("Proxy Statement") filed under Regulation 14A of the Exchange Act. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Items in this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto, including the accompanying proxy card. All information contained in this Schedule 13E-3 concerning Sunshine has been supplied by Sunshine.


     As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET.


     The information set forth in the Proxy Statement under the caption "Reverse Stock Split Summary Term Sheet" is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)  Name and Address

     Sunshine PCS Corporation, 65 Highland Road, Rye, New York 10580, Telephone:
     (701) 924-1000.

(b)  Securities

     As of March 31, 2009, there were approximately 4,588,653 shares of Common Stock issued and outstanding, par value $0.0001 per share.

(c)  Trading Market and Price


     The information set forth in the Proxy Statement under the caption "MARKET RELATED INFORMATION" is incorporated herein by reference.


(d)  Dividends


     The information set forth in the Proxy Statement under the caption "MARKET RELATED INFORMATION - Dividend Policy" is incorporated herein by reference.

(e)  Prior Public offerings

     There has been no underwritten public offering of the subject securities during the past three years.

(f)  Prior Stock Purchases

     During the last two fiscal years ended December 31, 2007 and December 31, 2008, the Company did not repurchase any of its shares from its stockholders.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  Name and Address


     The filing persons are the Company, David S. Ahl and Robert E. Dolan. The information set forth in the Proxy Statement under the captions "PROPOSAL NO. 1
- Special Interests of Affiliated Persons in the Transaction" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference. The address of each of David S. Ahl and Robert E. Dolan is c/o Sunshine PCS Corporation, 65 Highland Road, Rye, NY 10580.


(b)  Business and Background of Entities

     Not applicable

(c)  Business and Background of Natural Persons.


     David S. Ahl has been Chief Executive Officer of the Company since June 2004 and has been a Class B director since November 2000. Mr. Ahl is a marketer of start-up entities. Mr. Ahl first gained experience in this field as a promotional director for Young and Rubicam, Inc. from 1984 to 1992. Mr. Ahl co-founded and helped manage Advance Retail Marketing, a company that markets coupons for supermarkets, from 1992 to 1994. Mr. Ahl then served as a general manager of Direct Media, the world's largest mailing list brokerage and management company, from 1994 to 1998. After leaving Direct Media in 1998, Mr. Ahl served as an independent marketing consultant for GE Capital, AdKnowledge and CatalogCity.com. In 1999, Mr. Ahl became the head of Client Services for Message Media, an e-mail publishing company. Since 2000, Mr. Ahl has been involved in performance based internet lead generation for retailers. He has developed behavior based web offers with consumer response mechanics that capitalize on the convergence of wireless, wireline, VOIP voice, SMS TXT and email. Consumer data capture from mobile devices integrates location data. Mr. Ahl's early wireless technical experience includes Ham radio and one tour as a Naval Aviator avionics officer.

     Robert E. Dolan has been our Assistant Secretary and a Class A director since November 2000. Mr. Dolan is also the Interim Chief Executive Officer (May 2006 to present) and Chief Financial Officer of LICT Corporation (formerly Lynch Interactive Corporation), a diversified holding company with subsidiaries primarily engaged in multimedia (September 1999 to present), and served in such capacity for Lynch Corporation, a diversified holding company with subsidiaries engaged in the manufacture of electronics components and manufacturing equipment (1993 to January 2000). He is also the Chief Financial Officer since November 2001 of Morgan Group Holding Co., a public holding company.

     Neither Mr. Ahl nor Mr. Dolan has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and neither has been a party to any other judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of Mr. Ahl and Mr. Dolan is a citizen of the United States.

ITEM 4.  TERMS OF THE TRANSACTION

(a)(2)   Material Terms


     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "REVERSE STOCK SPLIT SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE PROPOSALS," "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Background of the Reverse Stock Split, -- Purpose of the Reverse Stock Split, -- Structure of the Reverse Stock Split, -- Advantages of the Reverse Stock Split, -- Disadvantages of the Reverse Stock Split, -- Fairness of the Reverse Stock Split and - Potential Acquisition of the North Dakota Companies" and "PROPOSAL NO. 1 - U.S. Federal Income Tax Consequences, and - Votes Required."


(c)  Different Terms


     The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Fairness of the Reverse Stock Split" is incorporated herein by reference.


(d)  Appraisal Rights


     The information set forth in the Proxy Statement under the caption "PROPOSAL NO. 1 - Appraisal Rights" is incorporated herein by reference.


(e)  Provisions for Unaffiliated Security Holders


     The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Fairness of the Reverse Stock Split" is incorporated herein by reference.


(f)  Eligibility for Listing or Trading

     Not applicable

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)  Transactions

     None

(b)  Significant Corporate Events

     The information set forth in the Proxy Statement under the caption "PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS" is incorporated herein by reference.

(c)  Negotiations or Contracts


     The information set forth in the Proxy Statement under the captions "PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS" and "PROPOSAL NO. 1 - Special Interests of Affiliated Persons in the Transaction" is incorporated herein by reference.

(e)  Agreements Regarding the Subject Company's Securities



     The information set forth in the Proxy Statement under the captions "PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS" and "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Potential Acquisition of North Dakota Companies" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)  Use of Securities Acquired

     The fractional shares of Common Stock purchased by the Company will be retired and returned to the status of authorized but unissued shares.

(c)  Plans


     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "REVERSE STOCK SPLIT SUMMARY TERM SHEET," "SPECIAL FACTORS -- Purpose of the Reverse Stock Split, -- Potential Acquisition of the North Dakota Companies," "MARKET RELATED INFORMATION -- Market for Common Stock, -- Dividends," "PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS."


ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)  Purposes


     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET" and "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Purpose of the Reverse Stock Split Proposal" is incorporated herein by reference.


(b)  Alternatives


     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET" and "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Alternative Transactions Considered" is incorporated herein by reference.


(c)  Reasons


     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET" and "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Background of the Reverse Stock Split Proposal and - Fairness of the Reverse Stock Split" is incorporated herein by reference.


(d)  Effects


     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MEETING AND PROPOSALS," "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Structure of the Reverse Stock Split Proposal, - Disadvantages of the Reverse Stock Split Proposal, - Alternative Transactions Considered, and - Fairness of the Reverse Stock Split" and "PROPOSAL NO. 1 - U.S. Federal Income Tax Consequences" is incorporated herein by reference.

     The federal income tax consequences of the Rule 13e-3 transaction to each of Mr. Ahl and Mr. Dolan are included in the information set forth in the Proxy Statement under the caption "PROPOSAL NO. 1 - U.S. Federal Income Tax Consequences - STOCKHOLDERS WHO RECEIVE CASH IN CONNECTION WITH THE REVERSE STOCK SPLIT" which is incorporated herein by reference.

     As a result of the Reverse Stock Split, the combined interest of Mr. Ahl and Mr. Dolan in our net book value and net earnings will decrease from 0.01% to 0.0%. With regard to net book value at March 31, 2009, the combined interest of Mr. Ahl and Mr. Dolan will decrease from $44.19 to $0.00, and with regard to our net loss carry-forward at March 31, 2009, the combined interest of Mr. Ahl and Mr. Dolan in the potential future utilization of the net loss carry-forward will decrease from $1.17 to $0.00.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)  Fairness

     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET" and "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Fairness of the Reverse Stock Split" is incorporated herein by reference. For the reasons discussed under such captions in the Proxy Statement and in those captions set forth in item (b) immediately below, both Mr. Ahl and Mr. Dolan believe the transaction to be procedurally and substantively fair to the Company's security holders.


(b)  Factors Considered in Determining Fairness


     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET" and "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Fairness of the Reverse Stock Split" is incorporated herein by reference.


(c)  Approval of Security Holders


     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET" and "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Fairness of the Reverse Stock Split" is incorporated herein by reference.


(d)  Unaffiliated Representative.


     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET" and "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Fairness of the Reverse Stock Split" is incorporated herein by reference.


(e)  Approval of Directors.


     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET" and "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Fairness of the Reverse Stock Split" and "PROPOSAL NO. 1 - Recommendation of the Board of Directors" is incorporated herein by reference.


(f)  Other Offers


     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET" and "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Fairness of the Reverse Stock Split and - Potential Acquisition of North Dakota Companies" is incorporated herein by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)  Report, Opinion or Appraisal


     None of the Company, Mr. Ahl or Mr. Dolan has received any report, opinion or appraisal from an outside party that is materially related to the Reverse Stock Split. The information set forth in the Proxy Statements under the caption "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Fairness of the Reverse Stock Split" is incorporated herein by reference.


(b)  Preparer and Summary of the Report, Opinion or Appraisal

     Not applicable

(c)  Availability of Documents

     Not applicable

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

(a)  Source of Funds


     The information set forth in the Proxy Statement under the caption "PROPOSAL NO. 1 - Costs/Source of Funds and Expenses" is incorporated herein by reference.


(b)  Conditions

     There are no material conditions to financing. There are no alternative financing arrangements or alternative financing plans.

(c)  Expenses


     The information set forth in the Proxy Statement under the captions "COST OF PROXY SOLICITATION" and "PROPOSAL NO. 1 - Costs/Source of Funds and Expenses" and is incorporated herein by reference.


(d)  Borrowed Funds

     Not applicable

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)  Securities Ownership


     The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.


(b)  Securities Transactions

     None

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction


     The information set forth in the Proxy Statement under the caption "REVERSE STOCK SPLIT SUMMARY TERM SHEET," " QUESTIONS AND ANSWERS ABOUT THE MEETING AND PROPOSALS," "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Background of the Reverse Stock Split" and "PROPOSAL NO. 1 -- Special Interests of Affiliated Persons in the Transaction" is incorporated herein by reference.


(e)  Recommendations of Others


     The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - REVERSE STOCK SPLIT PROPOSAL - Background of the Reverse Stock Split" and "PROPOSAL NO. 1 -- Special Interests of Affiliated Persons in the Transaction" is incorporated herein by reference.


ITEM 13. FINANCIAL STATEMENTS.

(a)  Financial Information


     The information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, under "Item 6. Selected Financial Data" and "Item 8. Financial Statements and Supplementary Data" and in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, under "Item
1. Unaudited Financial Statements" is incorporated herein by reference.

     Copies of the reports incorporated herein by reference will be mailed to stockholders of record along with the Proxy Statement. Copies may also be obtained, free of charge, by contacting the Company at 65 Highland Road, Rye, New York 10580, Telephone: 701-924-1000.

     The Company's net book value per share at March 31, 2009 was $0.084.


(b)  Pro Forma Information


     The information set forth in the Proxy Statement under the caption "UNAUDITED PRO FORMA FINANCIAL STATEMENTS" is incorporated herein by reference.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Solicitations or Recommendations.


     The information set forth in the Proxy Statement under the caption "COST OF PROXY SOLICITATION" is incorporated herein by reference.


(b)  Employees and Corporate Assets.


     The information set forth in the Proxy Statement under the caption "COST OF PROXY SOLICITATION" is incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

(b)  Other Material Information

     The information contained in the Proxy Statement, including all appendices and the proxy card attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

(a)  Disclosure Materials

     Proxy Statement on Schedule 14A including all appendices and the proxy card attached thereto, filed electronically by Sunshine with the SEC on May 14, 2009 (incorporated herein by reference).

(b)  None

(c)  None

(d)


            (d)(1) Amended and Restated Securities Issuance Agreement, dated February 1, 2002, by and between the Company and LICT Corporation ("LICT"), formerly known as Lynch Interactive Corporation, (incorporated by reference from exhibit 10.4 of the Company's registration statement on form SB-2 filed February 4, 2002).

            (d)(2) Non-Binding Term Sheet dated April 30, 2009 proposed by LICT Corporation.


(f)  None

(g)  None

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 2009                    SUNSHINE PCS CORPORATION



                                        /s/ Robert E. Dolan
                                        ----------------------------------------
                                        Robert E. Dolan, Assistant Secretary



                                        /s/ Robert E. Dolan
                                        ----------------------------------------
                                        Robert E. Dolan


                                        /s/ David S. Ahl
                                        ----------------------------------------
                                        David S. Ahl